Filed Pursuant to Rule 433
Registration No. 333-227001

Auto-Callable Contingent Coupon Barrier Notes Linked to the Common Stock of CVS Health Corporation
Fact Sheet, dated July 2019
Key Terms (Subject to Change):
Issuer:	Royal Bank of Canada (“RBC”)
Trade Date:	Expected to be July 18, 2019
Settlement Date:	Expected to be July 23, 2019
Reference Stock:	CVS Health Corporation (“CVS”)
Observation Dates and Coupon Payment Dates:	Quarterly, beginning in October 2019
Contingent Coupon Rate:	At least 10.00% per annum. The Contingent Coupon will be paid on each Coupon Payment Date If the closing price of the Reference Stock is greater than or equal to the Coupon Barrier.
Contingent Coupon:	At least $25.00 per $1,000 in principal amount of the Notes per quarter, if payable.
Call Feature:
The Notes will be automatically called for 100% of their principal amount, plus accrued interest, if the closing price of the Reference Stock is greater than or equal to the Call Stock Price on any Observation Date.

Call Settlement Dates:	The Coupon Payment Date corresponding to that Observation Date.
Coupon Barrier and Trigger Price:	75% of the Initial Stock Price (to be determined on the Trade Date)
Payment at Maturity:
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price of the Reference Stock:
For each $1,000 in principal amount, $1,000 plus the Contingent Coupon at maturity, unless the Final Stock Price is less than the Trigger Price.

Physical Delivery Amount:	For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price
Initial Stock Price:	The closing price of the applicable Reference Stock on the trade date.
Final Stock Price:	The closing price of the applicable Reference Stock on the valuation date.
Valuation Date:	July 20, 2020
Maturity Date:	July 23, 2020
Underwriting Discount and Commissions:	Up to 1.25% of the principal amount.
Product Characteristics
•	If the Reference Stock does not close below its Coupon Barrier as of a given Observation Date, the Notes will pay the Contingent Coupon on the applicable Coupon Payment Date.
•
If the closing price of the Reference Stock on any Observation Date (other than the final Observation Date) is at or above its Initial Stock Price, the Notes will be automatically called at the principal amount plus the Contingent Coupon on the applicable Call Settlement Date.

•
If the Notes are not automatically called and the Final Stock Price of the Reference Stock has not declined from the Initial Stock Price by more than 25%, the Notes will pay the principal amount plus the Contingent Coupon.

•	You could lose your entire investment.
Hypothetical Scenario Analysis
DETERMINING PAYMENT ON AN OBSERVATION DATE
The notes will be automatically called. You will receive your principal amount plus the Contingent Coupon for the applicable Observation Date.
The notes will not be automatically called. However, you will receive the Contingent Coupon for the applicable Observation Date.
The notes will not be automatically called and you will not receive the relevant Contingent Coupon for the applicable Observation Date.
DETERMINING PAYMENT AT MATURITY
You will receive at maturity the principal amount plus the Contingent Coupon corresponding to the final Observation Date.
You will lose 1% of the principal amount of your notes for each 1% decline in the price of the Reference Stock.
Investors could lose some or all of their investment at maturity if there has been a decline in the price of the Reference Stock.

Key Product Risks
•
This investment may result in a loss of up to 100% of principal. If the Notes are not automatically called and the Final Stock Price of the Reference Stock is less than the Trigger Price, you will receive shares of the Reference Stock, which we expect to be worth substantially less than the amount that you paid for the Notes.

•
The Notes do not guarantee the payment of any coupons over their term.  You will not receive the Contingent Coupon in respect of any Observation Date where the closing price of the Reference Stock is less than its Coupon Barrier.

•	The return potential of the Notes is limited to the Contingent Coupons, and you will not participate in any appreciation in the price of the Reference Stock, which may be significant.
•
Although the return on the Notes will be based on the performance of the Reference Stock, the payment of any amount due on the Notes is subject to RBC’s credit risk. Investors are dependent on RBC’s ability to pay all amounts due on the Notes.

•	Please see next page for additional risks

Product Risks
•
Investors could lose all or a substantial portion of their principal amount if there is a decline in the price of the Reference Stock. If the Final Stock Price of the Reference Stock is less than its Trigger Price, you will receive the Physical Delivery Amount (or at our option, its cash value); we expect that the Physical Delivery Amount will represent a significant loss of your original investment.

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Investors may not receive payment of any Contingent Coupons over the term of the Notes.  You will not receive the Contingent Coupon in respect of any Observation Date if the closing price of the Reference Stock is below its Coupon Barrier.

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If the Notes are called early, there is no guarantee that you would be able to reinvest the proceeds in a comparable investment. The holding period over which you could receive the Contingent Coupons could be as little as three months.

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The initial estimated value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.

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The Notes will not be listed on any securities exchange. RBC (or its affiliates) may offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the Notes.

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RBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging RBC’s obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the Notes.

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In addition to the price of the Reference Stock, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Stock, the amount of time remaining until maturity of the Notes, the dividend rate on the Reference Stock, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Stock, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in this document are only intended as summaries of some of the risks relating to an investment in the Notes. Prior to investing in the Notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the terms supplement and the “Risk Factors” section of the product prospectus supplement, which set forth additional risks relating to an investment in the Notes.  This document is only intended to be read together with the preliminary terms supplement and related documents, which may be accessed here.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.